Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2020 AND 2019

In this report, as used herein, and unless the context suggests otherwise, the terms “Xiangtai Food” “Company” “we” “us” or “ours” refer to the combined business of China Xiangtai Food Co., Ltd., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2020 filed with the Securities and Exchange Commission on November 17, 2020 (the “2020 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2020 Annual Report under “Item 1A. Risk Factors” or in other parts of the 2020 Annual Report.

Recent Developments

Conversion of Convertible Debentures

From January to April 2021, a total of $1,700,000 convertible debenture have been converted into 2,037,714 ordinary shares, resulted in a remaining convertible debenture balance of $1,300,000 as of the date of this report.

Contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from, lease disputes, commercial disputes, worker compensation complaints, default on guaranteeing third party lease obligations, and default on loans. We first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. We disclose a potential loss, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated.

As of December 31, 2020, the amounts of potential losses we did not accrue for are summarized as follows:

Dispute matter	Claim amount
Guarantees	$257,936

Suspension of the Facilities Operation in Fulin, Chongqing

On March 5, 2021, Chongqing Penglin Food Co., Ltd. (“Chongqing Penglin”), a variable interest entity of us, suspended its operation within its facilities located in Fulin, Chongqing (the “Facility”) pursuant to a court order in connection with certain legal claim filed by Chongqing Puluosi Small Mortgage Co., Ltd. against Chongqing Penglin, as previously disclosed in our annual report on Form 20-F. The sale was ordered to enforce the repayment of the debt obligations by Chongqing Penglin to Chongqing Puluosi Small Mortgage Co., Ltd and liens attached to assets owned by Chongqing Penglin. The facility has a processing area of 4,000 square meters, 7 large refrigeration houses of 2,200 square meters, offices and dormitories of 3,000 square meters, and boiler rooms of 200 square meters. The facility was used to produce our processed meat products, including sausage, bacon, spam, cured pork, and soy sauce braised meats.

In connection with the same legal claims as discussed above, the court attached a lien against a facility of Guang’an Yongpeng Food Co., Ltd., pursuant to which the facility cannot be sold, transferred or otherwise disposed without approval of the court. The facility has a processing area of 28,000 square meters, and is being used for hog slaughtering.

The facility held approximately $3.7 million in assets as of December 31, 2020, representing approximately 4.4% of the Company’s total assets. Aggregate revenue generated from the facility accounted for approximately 35.9% and 95.3% of the Company’s total revenue in for the six months ended December 31, 2020 and 2019, respectively.

The operation of Guang’an Yongpeng Food Co., Ltd. has not been interrupted, but may be interrupted in the future if the court orders it to suspend operation in such facility or enforce a sale to satisfy debt obligations of Guang’an Yongpeng Food Co., Ltd. In the event that the facility is suspended or sold, our financial condition and results of operations may be adversely affected as a result.

1

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Six Months Ended December 31, 2020 vs. December 31, 2019

	For the Six Months ended December 31,
				Percentage
	2020	2019	Change	Change
Supermarket and grocery stores revenues	$1,728,036	$2,330,996	$(602,960)	(25.9)%
Farmers’ market revenues	35,928,082	47,705,799	(11,777,717)	(24.7)%
Feed raw materials	62,394,357	-	62,394,357	100.0%
Total revenues	100,050,475	50,036,795	50,013,680	100.0%
Cost of supermarket and grocery stores revenues	1,866,799	1,816,996	49,803	2.7%
Cost of farmers’ market revenues	35,341,081	44,238,678	(8,897,597)	(20.1)%
Cost of feed raw materials	59,387,919	-	59,387,919	100.0%
Total cost of revenues	96,595,799	46,055,674	50,540,125	109.7%
Gross profit	3,454,676	3,981,121	(526,445)	(13.2)%
Selling expenses	637,101	321,447	315,654	98.2%
General and administrative expenses	1,990,622	1,170,460	820,162	70.1%
Provision for doubtful accounts	7,647,728	1,260,451	6,387,277	506.7%
Stock compensation expense	212,198	741,471	(529,273)	(71.4)%
Impairment of long-lived assets	1,003,641	-	1,003,641	100.0%
(Loss) income from operations	(8,036,614)	487,292	(8,523,906)	(1,749.2)%
Less: Other expense, net	1,017,427	564,893	452,534	80.1%
Less: Provision for income taxes	117,363	-	117,363	100.0%
Net loss from continuing operations	(9,171,404)	(77,601)	9,093,803	11,718.7%
Net loss from discontinued operations	(87,613)	(539,451)	(451,838)	(83.8)%
Net loss	$(9,259,017)	$(617,052)	$8,641,965	1,400.5%

Revenues

Our revenues consist of supermarket and grocery store revenues, farmers’ market revenues and feed raw materials revenues. Total revenues increased by approximately $50.0 million, or 100.0%, to approximately $100.1 million for the six months ended December 31, 2020, compared to approximately $50.0 million for the six months ended December 31, 2019. The overall increase was primarily attributable to the increase of our feed raw materials revenues as we purchased JMC on April 3, 2020 which was offset by the decrease of farmers’ market revenues and the decrease of supermarket and grocery store revenues.

Supermarket and grocery store revenues decreased by approximately $0.6 million, or 25.9%, to approximately $1.7 million for the six months ended December 31, 2020, compared to approximately $2.3 million for the six months ended December 31, 2019. Due to the outbreak of COVID-19 and higher competition of supermarkets, we faced higher costs but more fierce price competition, so we slowly decreased our supermarket and grocery store sales during the six months ended December 31, 2020 and closed the business in February 2021.

Farmers’ market revenues decreased by approximately $11.8 million, or 24.7%, to approximately $35.9 million for the six months ended December 31, 2020, compared to approximately $47.7 million for the six months ended December 31, 2019. Due to the outbreak of COVID-19, the total supply of fresh hogs largely decreased. The decrease was offset by the increase of unit selling price.

Feed raw material revenues was approximately $62.4 million for the six months ended December 31, 2020 resulted from our purchase of the 51% equity interest in Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC”) on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

2

Our revenues from our farmers’ market revenues are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Fresh killed regular hogs	$26,078,071	$35,591,959	$(9,513,888)	(26.7)%
Fresh killed Fragrant hogs	3,458,626	4,441,515	(982,889)	(22.1)%
Fresh hog byproducts	1,386,310	1,959,716	(573,406)	(29.3)%
Chilled fresh pork	5,005,075	5,712,609	(707,534)	(12.4)%
Total farmers’ market revenues	$35,928,082	$47,705,799	$(11,777,717)	(24.7)%

Our revenues from fresh killed regular hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Fresh killed regular hogs (kg)	4,748,884	7,704,784	(2,955,900)	(38.4)%
Average selling price (per kg)	$5.49	$4.62	$0.87	18.9%

Revenues of fresh killed regular hogs decreased by approximately $9.5 million, or 26.7%, to approximately $26.1 million for the six months ended December 31, 2020, compared to approximately $35.6 million for the six months ended December 31, 2019. The decrease was primarily attributable to the decrease in quantity of fresh killed regular hogs sold and partially offset by the increase of average selling unit price.

During the six months ended December 31, 2020, we sold 4,748,884 kg of fresh killed regular hogs as compared to 7,704,784 kg sold during the six months ended December 31, 2019. The decrease in quantity sold of 2,955,900 kg or 38.4% during the six months ended December 31, 2020 as compared to the same period in 2019 were mainly due to the outbreak of COVID-19 also which largely decreased the supply of hogs.

The average selling price increased from $4.62/kg during the six months ended December 31, 2019 to $5.49/kg during the six months ended December 31, 2020, an increase of $0.87/kg or 18.9%. The increase was mainly due to the supply drop of the fresh regular hogs. Due to the COVID-19 outbreak, the supply of regular hogs began to decrease which drove up the unit selling price. The increase was also due to the appreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 3.9%.

Our revenues from fresh killed fragrant hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Fresh killed fragrant hogs (kg)	350,598	591,547	(240,949)	(40.7)%
Average selling price (per kg)	$9.86	$7.51	$2.35	31.4%

During the six months ended December 31, 2020, we sold 350,598 kg of fresh killed fragrant hogs as compared to 591,547 kg sold during the six months ended December 31, 2019. The quantity sold decreased 240,949 kg or 40.7% during the six months ended December 31, 2020 as compared to the same period in 2019. The decrease of the supply of fragrant hogs are mainly due to the outbreak of COVID-19 as discussed above.

The average selling price increased from $7.51/kg during the six months ended December 31, 2019 to $9.86/kg during the six months ended December 31, 2020, an increase of $2.35/kg or 31.4%. The supply of fragrant hogs began to decrease which drove up the unit selling price. The increase of unit average selling price was also due to the appreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 3.9%.

3

Our revenues from fresh hog byproducts on numbers of set sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Fresh hog byproducts (set)	54,000	87,760	(33,760)	(38.5)%
Average selling price (per set)	$25.67	$22.33	$3.34	15.0%

Fresh hog byproducts derived from the hog slaughtering process include hog hair, hog blood, hog intestines, hog feet and hog head. Revenues of fresh hog byproducts decreased by approximately $0.6 million, or 29.3%, to approximately $1.4 million for the six months ended December 31, 2020, compared to approximately $2.0 million for the six months ended December 31, 2019. The decrease was primarily attributable to our decreased revenues of fresh killed regular hogs. We slaughtered 54,000 hogs during the six months ended December 31, 2020 as compared to 87,760 hogs during the six months ended December 31, 2019, which is 33,760 less hogs, or 38.5%. Each hog produces a set of byproducts, so less byproducts were produced in 2020 than the same period in 2019.

We sell regular hog byproducts and fragrant hog byproducts together at the same price, and sell the byproducts by set with one type of set composed of hog hair, hog blood, hog intestines and hog feet and the other type of set composed of hog heads only. We are connected with two byproducts local distributors, one exclusively purchase our hog heads and the other distributors purchase the remaining hog byproducts who are able to purchase all the byproducts that we produced and are able to resell these byproducts to small distributors or restaurants during the period. During the six months ended December 31, 2020, the average selling price increased from $22.33 during the six months ended December 31, 2019 to $25.67, an increase of $3.34/kg, or 15.0%. We increased our unit selling price due to lesser supply of these byproducts. The increase of unit average selling price was also due to the appreciation of Chinese Renminbi against U.S. dollar of 3.9%.

Our revenues from chilled fresh pork in number of kilograms sold and its average agent fee are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Chilled fresh pork (kg)	861,650	1,056,067	(194,417)	(18.4)%
Average agent fee (per kg)	$5.81	$5.41	$0.40	7.4%

As the Chongqing local demand of pork was hard to meet after the purchase control of Chongqing government, we started acting as an agent to trade chilled fresh pork from other provinces in November 2019. We purchase chilled fresh pork from distributors and resell to small distributors directly. The chilled fresh pork stores at a third-party warehouse, and the small distributors go to the warehouse to pick up their orders. We are not responsible for transporting or storing any chilled fresh pork.

Revenues of chilled fresh pork decreased by approximately $0.7 million, or 12.4%, to approximately $5.0 million for the six months ended December 31, 2020, compared to approximately $5.7 million for the six months ended December 31, 2019. The decrease was primarily attributable to the decrease in quantity of chilled fresh pork.

During the six months ended December 31, 2020, we sold 861,650 kg of chilled fresh pork as compared to 1,056,067 kg sold during the six months ended December 31, 2019. The quantity sold decreased 194,417 kg or 18.4% during the six months ended December 31, 2020 as compared to the same period in 2019. The decrease of the supply of chilled fresh pork are mainly due to the outbreak of COVID-19 as discussed above.

4

During the six months ended December 31, 2020, the average selling price increased from $5.41 during the six months ended December 31, 2019 to $5.81, a decrease of $0.40/kg, or 7.4%. The supply of chilled fresh pork began to decrease which drove up the unit selling price. The increase of unit average selling price was also due to the appreciation of Chinese Renminbi against U.S. dollar of 3.9%.

Our revenues from our feed raw material revenues are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Soybean meal	$57,746,878	$-	$57,746,878	100.0%
Soybean oil	4,647,479	-	4,647,479	100.0%
Total feed raw material revenues	$62,394,357	$-	$62,394,357	100.0%

Our revenues from soybean meal in number of kilograms sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Soybean meal (kg)	137,211,165	-	137,211,165	100.0%
Average selling price (per kg)	$0.42	$-	$0.42	100.0%

We began selling soybean meal business and sold 137,211,165 kg of soybean meals at an average selling price of $0.42/kg after our acquisition of the 51% equity interest in JMC on April 3, 2020. The selling prices are not fixed, and they are floating based on the current local market prices.

Our revenues from soybean oil in number of kilograms sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Soybean oil (ton)	5,686	-	5,686	100.0%
Average selling price (per ton)	$817.34	$-	$817.34	100.0%

We began selling soybean oil and sold 5,686 tons of soybean oil at an average selling price of $817.34/ton after our acquisition of the 51% equity interest in JMC on April 3, 2020.

Cost of Revenues

Our cost of revenues consists of cost of direct materials, labor and manufacturing overhead costs. Total cost of revenues increased by approximately $50.5 million, or 109.7%, to approximately $96.6 million for the six months ended December 31, 2020, compared to approximately $46.1 million for the six months ended December 31, 2019. Our total cost of revenues increased which was in line with the increase of total revenues.

Cost of supermarket and grocery store revenues increased by approximately $50,000, or 2.7%, to approximately $1.9 million for the six months ended December 31, 2020, compared to approximately $1.8 million for the six months ended December 31, 2019. The increase of the cost of supermarket and grocery store revenues was mainly due to the appreciation of RMB against U.S. dollar of 3.9%.

5

Cost of farmers’ market revenues decreased by approximately $8.9 million, or 20.1%, to approximately $35.3 million for the six months ended December 31, 2020, compared to approximately $44.2 million for the six months ended December 31, 2019. The decrease was mainly caused by the decreased volume at farmers’ markets, which was primarily attributable to the decreased revenues brought under the influence of the African swine fever and the COVID-19.

Cost of feed raw material revenues was approximately $59.4 million for the six months ended December 31, 2020 resulted from our purchase of the 51% equity interest in JMC on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

Our cost of revenues from farmers’ market revenues are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Fresh killed regular hogs	$25,580,350	$34,031,568	$(8,451,218)	(24.8)%
Fresh killed fragrant hogs	3,518,880	3,145,611	373,269	11.9%
Fresh hog byproducts	1,247,679	1,576,831	(329,152)	(20.9)%
Chilled fresh pork	4,994,172	5,484,668	(490,496)	(8.9)%
Total farmers’ market cost of revenues	$35,341,081	$44,238,678	$(8,897,597)	(20.1)%

Our volume and unit cost of revenues from fresh killed regular hogs are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Fresh killed regular hogs (kg)	4,748,884	7,704,784	(2,955,900)	(38.4)%
Average production cost (per kg)	$5.39	$4.42	$0.97	22.0%

Cost of fresh killed regular hogs decreased by approximately $8.4 million, or 24.8%, to approximately $25.6 million for the six months ended December 31, 2020, compared to approximately $34.0 million for the six months ended December 31, 2019. The cost of fresh killed regular hogs was part of the cost of purchasing live regular hogs and overhead costs incurred in our own slaughtering house. The decrease was primarily associated with the decrease of sales volume of fresh killed regular hogs and offset by the appreciation of Chinese Renminbi (“RMB”) against U.S. dollar.

During the six months ended December 31, 2020 we purchased 47,788 regular hogs which produced 4,748,884 kg of fresh killed regular hogs as compared to 77,246 regular hogs which produced 7,704,784 kg of fresh killed regular hogs during the six months ended December 31, 2019, a decrease of 2,955,900 kg, or 38.4%. The decrease of quantity produced was associated with the decrease of sales volume as mentioned above in the revenues section.

The average unit cost of producing fresh killed regular hogs increased from 4.42/kg during the six months ended December 31, 2019 to $5.39/kg during the six months ended December 31, 2020, an increase of $0.97/kg, or 22.0%. Due to the outbreak of COVID-19, the supply of regular hogs began to decrease which drove up the unit selling price. The increase was also due to the appreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 3.9%.

6

Our volume and unit cost of revenues from fresh killed fragrant hogs are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Fresh killed Fragrant hogs (kg)	350,598	591,547	(240,949)	(40.7)%
Average production cost (per kg)	$10.04	$5.32	$4.72	88.7%

Cost of fresh killed fragrant hogs increased by approximately $0.4 million, or 11.9%, to approximately $3.5 million for the six months ended December 31, 2020, compared to approximately $3.1 million for the six months ended December 31, 2019. The cost of fresh killed fragrant hogs was part of the cost of purchasing live fragrant hogs and overhead costs incurred in our own slaughtering house. Due to the outbreak of COVID-19, the supply of fragrant hogs began to decrease which drove up the unit selling price. The increase was also due to the appreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 3.9% and offset by the decreased sales volume.

During the six months ended December 31, 2020, we purchased 6,212 fragrant hogs which produced 350,598 kg of fresh killed fragrant hogs as compared to 10,514 fragrant hogs which produced 591,547 kg of fresh killed fragrant hogs during the six months ended December 31, 2019. The decrease of quantity produced was associated with the decrease of sales volume as mentioned above in the revenues section.

The average unit cost of producing fresh killed fragrant hogs increased from $5.32/kg during the six months ended December 31, 2019 to $10.04/kg during the six months ended December 31, 2020, an increase of $4.72/kg, or 88.7%. Due to the outbreak of COVID-19, the supply of fragrant hogs began to decrease which drove up the unit selling price. The purchase unit price of fragrant hogs increased $4.72/kg or 88.7% from $5.32/kg for the six months ended December 31, 2019 to $10.04/kg for the six months ended December 31, 2020.

Our volume and unit cost of revenues from byproducts are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Fresh hog byproducts (set)	54,000	87,760	(33,760)	(38.5)%
Average production cost (per set)	$23.11	$17.97	$5.14	28.6%

Cost of fresh hog byproducts decreased by approximately $0.3 million, or 20.9%, to approximately $1.2 million for the six months ended December 31, 2020, compared to approximately $1.5 million for the six months ended December 31, 2019. We allocated total production cost of hogs to our fresh hog byproducts based upon the percentage of selling prices between the fresh killed hogs and the fresh hog byproducts. Due to the lower total production cost of fresh killed hogs during the six months ended December 31, 2020 than the cost during the same period in 2019, it resulted in a lower allocation of our total production cost to our fresh hog byproduct.

The average unit cost of producing fresh hog byproducts increased from $17.97/set during the six months ended December 31, 2019 to $23.11/set during the six months ended December 31, 2020, an increase of $5.14/set, or 28.6%. The production cost of byproducts is included in production cost of fresh killed regular hogs. The increase was due to the cost of revenues allocation as discussed above and the appreciation of RMB against U.S. dollar of 3.9%.

Our volume and unit cost of revenues from chilled fresh pork are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)

Chilled fresh pork (kg)	861,650	1,056,067	(194,417)	(18.4)%
Average production cost (per kg)	$5.80	$5.19	$0.61	11.6%

To replenish the local needs of pork, we started buying chilled fresh pork from Yunnan Province and Hebei Province and reselling in Chongqing from November 2019. The cost of chilled fresh pork includes the cost of purchasing chilled fresh pork and overhead costs incurred in transporting and handling. Cost of chilled fresh pork decreased by approximately $0.5 million, or 8.9%, to approximately $5.0 million for the six months ended December 31, 2020, compared to approximately $5.5 million for the six months ended December 31, 2019. The decrease was primarily attributable to the decrease in quantity of chilled fresh pork.

7

During the six months ended December 31, 2020, we sold 861,650 kg of chilled fresh pork as compared to 1,056,067 kg sold during the six months ended December 31, 2019. The quantity sold decreased 194,417 kg or 18.4% during the six months ended December 31, 2020 as compared to the same period in 2019. The decrease of the supply of chilled fresh pork are mainly due to the outbreak of COVID-19 as discussed above.

During the six months ended December 31, 2020, the average unit cost increased from $5.19 during the six months ended December 31, 2019 to $5.80, a decrease of $0.61/kg, or 11.6%. The increase of unit cost was due to the decreased supply of chilled fresh pork and the appreciation of Chinese Renminbi against U.S. dollar of 3.9%.

Our cost of revenues from our feed raw material revenues are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Soybean meal	$54,854,645	$-	$54,854,645	100.0%
Soybean oil	4,533,274	-	4,533,274	100.0%
Total cost of feed raw material revenues	$59,387,919	$-	$59,387,919	100.0%

Our volume and unit cost of revenues from soybean meal are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Soybean meal (kg)	137,211,165	-	137,211,165	100.0%
Average selling price (per kg)	$0.40	$-	$0.40	100.0%

We purchased and resold 137,211,165 kg of soybean meals at an average purchase price of $0.40/kg resulted from our purchase of the 51% equity interest in JMC on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

Our volume and unit cost of revenues from soybean oil are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Soybean oil (ton)	5,686	-	5,686	100.0%
Average selling price (per ton)	$797.26	$-	$797.26	100.0%

We purchased and resold 5,686 tons of soybean oil at an average selling price of $797.26/ton resulted from our purchase of the 51% equity interest in JMC on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

8

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Six Months ended December 31, 2020	For the Six Months ended December 31, 2019	Change	Change (%)
Supermarket and grocery store revenues
Gross profit	$(138,763)	$514,000	$(652,763)	(127.0)%
Gross margin	(8.0)%	22.1%	(30.1)%

Farmers’ market revenues
Gross profit	$587,001	$3,467,121	$(2,880,120)	(83.1)%
Gross margin	1.6%	7.3%	(5.6)%

Feed raw material revenues
Gross profit	$3,006,438	-	$3,006,438	100.0%
Gross margin	4.8%	-%	4.8%

Total
Gross profit	$3,454,676	$3,981,121	$(526,445)	(13.2)%
Gross margin	3.5%	8.0%	(4.5)%

Our gross profit decreased by approximately $0.5 million, or 13.2%, to approximately $3.5 million during the six months ended December 31, 2020, from approximately $4.0 million during the six months ended December 31, 2019. The decrease in gross profit was primarily due to the decrease of gross profit in our supermarkets and grocery sales and farmers’ market and offset by our increase of gross profit in our feed raw material sales.

For the six months ended December 31, 2020 and 2019, our overall gross margin was 3.5% and 8.0%, respectively. The decrease in gross margin was primarily due to the decreased gross margin of both supermarket and grocery store revenues and famers’ market revenues.

Our gross margin for supermarket and grocery store revenue slight decreased from 22.1% for the six months ended December 31, 2019 to (8.0) % for the six months ended December 31, 2020 mainly due to the increase of selling prices at a lower rate than the increase of purchase prices as we were making our effort to control the selling prices during the outbreak of COVID-19.

Our gross margin for farmers’ market revenues decreased from 7.3% for the six months ended December 31, 2019 to 1.6 % for the six months ended December 31, 2020 mainly due to the gross margin of our fresh killed fragrant hog products decreased from 29.2% for the six months ended December 31, 2019 to (1.7) % for the six months ended December 31, 2020 as the unit cost of fresh killed fragrant hogs increased at a faster rate than the unit price.

Our gross margin for feed raw material revenues was 4.8% for the six months ended December 31, 2020 resulted from our purchase of the 51% equity interest in JMC on April 3, 2020 and we began to engage in raw feed material and formula solution wholesales business.

Selling Expenses

Selling expenses increased by approximately $0.3 million, or 98.2%, from approximately $0.3 million for the six months ended December 31, 2019 as compared to approximately $0.6 million for the six months ended December 31, 2020. The increase in selling expenses was primarily due to the increase of rent of approximately $36,000 and the increase of shipping and stores decoration fees of approximately $0.2 million.

General and Administrative Expenses

General and administrative expenses increased by approximately $0.8 million, or 70.1%, from approximately $1.2 million for the six months ended December 31, 2019 as compared to approximately $2.0 million for the six months ended December 31, 2020. The increase in general and administrative expenses was primarily due to the increase of salary and insurance expenses of $70,000. In addition, the increase also attributable to the increase of business consulting fee of approximately $0.6 million. The increase also attributable to the increase of approximately $96,000 of legal expense mainly related to our financing and the increase of approximately $80,000 rent expense.

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Provision for Doubtful Accounts

Provision for doubtful accounts increased by approximately $6.4 million, or 506.7% from approximately $1.3 million for the six months ended December 31, 2019 as compared to approximately $7.7 million for the six months ended December 31, 2020. The change was due to the fact that we had more accounts receivables aged over 6 months as of December 31, 2020 as compared to December 31, 2019. Due to the impact of COVID-19, two customers went into cash flow issues, so we made a full allowance for the two customers for approximately $5.1 million during the six months ended December 31, 2020.

Stock Compensation Expenses

We incurred approximately $0.1 million stock compensation expense to pay for CFO stock compensation during the six months ended December 31, 2020. In addition, we incurred approximately $30,000 stock compensation expense in relation to the vested portion of the stock options issued to our independent directors. Furthermore, we incurred approximately $70,000 on stock compensation expense in relation to our ordinary shares issued to our business consulting firm for its services performed from June 2020 to September 2020.

Impairment of Long-lived Assets

We recorded approximately $1.0 million impairment loss of long-lived assets for Penglin during the six months ended December 31, 2020. We impaired the equipment, building and land use right of Penglin due to the operation suspension order from the court for our default Puluosi loans.

Income (Loss) from Operations

The loss from operations for the six months ended December 31, 2020 was approximately $8.0 million, a decrease of approximately $8.5 million, or 1,749.2%, from an income of approximately $0.5 million the six months ended December 31, 2019. The decrease was mostly due to reasons that we mentioned above.

Other Income (Expense), Net

Our other expense, net, consists of interest income, interest expense, other finance expense, other income (expense), net, estimated litigation charges. Our total other expense was approximately $1.0 million during the six months ended December 31, 2020, an increase of approximately $0.4 million, or 80.1%, as compared to our other expenses of approximately $0.6 million during the six months ended December 31, 2019. The increase was mainly due to the increase of interest expense of approximately $0.4 million as we incurred more penalty interest charges for bank loans in default for the six months ended December 31, 2020.

Provision for Income Taxes

Provision for income tax was approximately $117,000 during the six months ended December 31, 2020, an increase of approximately $117,000, or 100.0%, as compared to $0 for the six months ended December 31, 2019. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The slight increase in provision for income taxes was mainly to JMC which had taxable income during the six months ended December 31, 2020.

Net Loss from Continuing Operations

Our net loss from continuing operations was approximately $9.2 million for the six months ended December 31, 2020, decreased by approximately $9.1 million, or 11,718.7%, from net income from continuing operations of approximately $78,000 for the six months ended December 31, 2019. Such change was the result of the combination of the changes as discussed above.

Net Loss from Discontinued Operations

In February 2020, we discontinued its grocery stores business as the business has been operating at losses. As a result, the results of operations for our grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205. Our net loss from discontinued operations increased by approximately $0.5 million, or 83.8%, to a net loss of approximately $88,000 for the six months ended December 31, 2020, from a net loss of approximately $0.5 million for the six months ended December 31, 2019. The increase in loss from discontinued operations was due to no operations for the six months ended December 31, 2020.

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Net Loss

Our net loss was approximately $9.2 million for the six months ended December 31, 2020, increased by approximately $8.6 million, or 1,400.5%, from a net loss of approximately $0.6 million for the six months ended December 31, 2019. Such change was the result of the combination of the changes as discussed above.

The following tables reconcile our non-GAAP net income to the most directly comparable financial measures calculated in accordance with U.S. GAAP, which are net loss (income) attributable to our ordinary shareholders.

	For the Six Months ended December 31,
				Percentage
	2020	2019	Change	Change
Reconciliation of net loss to Non-GAAP net (loss) income
Net loss	$(9,259,017)	$(617,052)	8,641,965	1,400.5%
Stock compensation expense	212,198	741,471	(529,273)	(71.4)%
Non-GAAP net (loss) income	$(9,046,819)	$124,419	$(9,171,238)	(7,371.3)%

Our non-GAAP net income decreased by approximately $9.2 million, or 7,371.3%, to non-GAAP net loss of approximately $9.0 million for the six months ended December 31, 2020, from non-GAAP net income of approximately $0.1 million for the six months ended December 31, 2019. Such change was primarily attributable to the decrease in revenues, the increase in general and administrative expenses, the increase of impairment of long-lived assets as discussed above.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and its operating expenditure commitments. Our liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of December 31, 2020, we had working capital of approximately $23.3 million. We had accounts receivable of approximately $66.9 million, most of them were short-term in nature and we believe, can be collected back within our operating cycle to be used to support our working capital requirements; however, if our customers experience a substantial deterioration of credit as the result of macroeconomic events such as the continuation of the COVID 19 global pandemic, we may experience significant losses and we may experience difficulties in meeting our immediate financial obligations. We had two customers that were negatively impacted by such events during the first half our fiscal year ended June 30, 2021, and, accordingly, we have provided approximately $5.4 million for doubtful accounts to account for that situation. We believe the components of our current working capital are sufficient to support our operations for the next twelve months, but circumstances may evolve where our assessment and outlook of our liquidity may be materially different.

As of December 31, 2020, we had approximately $12.6 million of loans and notes from financial institutions, third parties and related parties and approximately $3.0 million of convertible notes. We obtained these loans and notes to fund our daily operations as our business requires significant amount of capital resource to fund our daily operations.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities, Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC, in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, British Virgin Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to the Company as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

The following summarizes the key components of our cash flows for the six months ended December 31, 2020 and 2019.

	For the Six Months Ended December 31,
	2020	2019
Net cash used in operating activities from continuing operations	$(10,931,296)	$(2,136,767)
Net cash used in operating activities from discontinued operations	(131,872)	(550,042)
Net cash used in investing activities from continuing operations	-	(609,560)
Net cash provided by investing activities from discontinued operations	-	374,538
Net cash provided by financing activities from continuing operations	9,536,176	2,227,319
Net cash used in financing activities from discontinued operations	(85,894)	(179,106)
Effect of exchange rate change on cash	239,306	(84,116)
Net change in cash and cash equivalents	$(1,373,580)	$(957,734)

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As of December 31, 2020 and June 30, 2020, cash in the amount of approximately $0.1 million and $1.5 million, respectively, were all held by our subsidiaries and variable interest entity in the PRC.

Operating activities

Net cash used in operating activities from continuing operations was approximately $10.9 million for six months ended December 31, 2020, which was mainly due to the net loss from continuing operations of approximately $9.2 million, the increase of deferred tax benefit of approximately $0.4 million, the increase of accounts receivable of approximately $29.8 million due to the impact of COVID-19 on our customers’ cash flows, and the increase of inventories of approximately $0.1 million. The net cash used in operating activities was mainly offset by non-cash items of depreciation and amortization of plant and equipment and intangible assets of approximately $0.3 million, provision for doubtful accounts of approximately $7.6 million as we had more account receivables aged over one year, impairment of long-lived assets of approximately $1.0 million, stock compensation expense of approximately $0.2 million, amortization of convertible debenture issuance cost and discount of approximately $0.1 million, the decrease of prepayments of approximately $2.6 million, the increase of accounts payable of approximately $4.0 million, the increase of customer deposits of approximately $10.3 million, the increase of other payables and accrued liabilities of approximately $1.9 million, and the increase of tax payables of approximately $0.5 million.

Net cash used in operating activities for the six months ended December 31, 2019 was mainly due to the increase of accounts receivable of approximately $5.9 million as we have established our new chilled fresh pork business since November 2019 and provide more sales credits to these customers, the increase of other receivables of approximately $0.1 million, the increase of inventories for chilled fresh pork of approximately $0.6 million, the increase of prepayments of approximately $0.5 million to secure supplies of fresh hogs, the increase of sales performance deposit of approximately $0.3 million. The net cash used in operating activities was mainly offset by provision for doubtful accounts of approximately $1.3 million, depreciation and amortization expenses of approximately $0.3 million, stock compensation expense of approximately $0.7 million, impairment of long-lived assets of approximately $0.3 million, the increase of accounts payable of approximately $2.3 million due to our increase of our business while we are incurring more payables on purchases, and the increase of other payables and accrued liabilities of approximately $0.4 million.

Investing activities

We did not have any cash used in investing activities for the six months ended December 31, 2020.

Net cash used in investing activities for the six months ended December 31, 2019 was mainly due to purchases of plant and equipment of approximately $0.4 million and loan to a third party of approximately $0.2 million.

Financing activities

Net cash provided by financing activities from continuing operations was approximately $9.5 million for the six months ended December 31, 2020, which was mainly due to proceeds from issuance of ordinary shares through private placements of approximately $9.0 million, proceeds from other payables - related parties, net of approximately $0.5 million, proceeds from short-term third-party loans of approximately $0.5 million, proceeds from long-term third-party loans of approximately $0.3 million and proceeds from convertible debentures of $1.3 million. Cash provided by financing activities from continuing operations for the six months ended December 31, 2020 was mainly offset by the repayments of short-term bank loans of approximately $1.6 million, and the repayments of short-term third-party loans of approximately $0.5 million.

Net cash provided by financing activities for the six months ended December 31, 2019 was mainly due to proceeds from short-term third-party loans of approximately $0.7 million, proceeds from long-term third-party loan of approximately $0.5 million, proceeds from long-term related-party loan of approximately $0.4 million, proceeds from convertible debentures of approximately $3.8 million. Cash provided by financing activities for the six months ended December 31, 2019 was mainly offset by repayments of other payables – related parties of approximately $1.3 million, repayments of short-term bank loans of approximately $0.7 million, repayments of short-term third-party loans of approximately $1.1 million and repayments of short-term related-party loans of approximately $77,000.

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Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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